UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28
20241-030 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 of Petróleo Brasileiro S.A. — Petrobras (No. 333-283981) and Petrobras Global Finance B.V. – PGF (No. 333-283981-01) and the related prospectus supplement dated September 3, 2025.

Exhibit 4.1 — Guaranty for the 2030 Notes

Exhibit 4.2 — Guaranty for the 2036 Notes

Exhibit 4.3 — Seventh Supplemental Indenture

Exhibit 4.4 — Eighth Supplemental Indenture

Exhibit 4.5 — Form of 5.125% Global Notes due 2030 (included in Exhibit 4.3)

Exhibit 4.6 — Form of 6.250% Global Notes due 2036 (included in Exhibit 4.4)

Exhibit 5.1 — Opinion of internal counsel to Petrobras

Exhibit 5.2 — Opinion of Cleary Gottlieb Steen & Hamilton LLP, U.S. counsel to PGF and Petrobras

Exhibit 5.3 — Opinion of Heussen B.V., Dutch counsel to PGF

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Andre Gameiro Rua
Name: Andre Gameiro Rua
Title: Attorney-in-fact

By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney-in-fact

Date: September 10, 2025